Filed pursuant to Rule 424(b)(3)

File Nos. 333-281078 and 811-22973

AMG PANTHEON FUND, LLC

Supplement dated January 2, 2025, to the Class 1 Prospectus, the Class 2, Class 3, Class 4 and Class 5 Prospectus, the Class 1 Statement of Additional Information and the Class 2, Class 3, Class 4 and Class 5 Statement of Additional Information, each dated July 31, 2024

The following information supplements and supersedes any information to the contrary relating to AMG Pantheon Fund, LLC (the “Fund”) contained in the Fund’s current Prospectuses (each, a “Prospectus”) and Statements of Additional Information (each, an “SAI”), dated as noted above.

Effective immediately, (i) Susan Long McAndrews no longer serves as Executive Vice President of the Fund; (ii) Ms. Long McAndrews, Dennis McCrary, and Rudy Scarpa no longer serve as portfolio managers of the Fund; and (iii) Dinesh Ramasamy and Matt Cashion are added as portfolio managers of the Fund. Brian Buenneke, Evan Corley, Kevin Dunwoodie, Kathryn Leaf, Jeff Miller, Rakesh Jain, Amyn Hassanally and Messrs. Ramasamy and Cashion (the “Portfolio Managers”) will serve as the portfolio managers jointly and primarily responsible for the day-to-day management of the Fund and AMG Pantheon Master Fund, LLC (the “Master Fund”). Accordingly, effective immediately, all references to Ms. Long McAndrews and Messrs. McCrary and Scarpa are deleted and all references to the portfolio managers of the Fund and the Master Fund shall refer to the Portfolio Managers.

Effective immediately, each Prospectus is revised as follows:

The following is added to the section entitled “Management of the Fund – Portfolio Management”:

Dinesh Ramasamy. Dinesh joined Pantheon in 2016 and is a Partner in Pantheon’s Global Infrastructure and Real Assets Investment Team where he focuses on the analysis, evaluation and completion of infrastructure and real asset investment opportunities in the U.S. He is a member of Pantheon’s Global Infrastructure and Real Assets Investment Committee. Prior to joining Pantheon, Dinesh was a Vice President in Goldman Sachs’ Global Natural Resources group where he executed on a variety of M&A and capital markets transactions across the infrastructure, power and utilities sectors. Previously, Dinesh was in the Power & Utilities group in the Investment Banking Division at RBC in New York. He holds a BS in Electrical and Computer Engineering from Cornell University and MBA from NYU’s Stern School of Business. Dinesh is based in San Francisco.

Matt Cashion. Matt joined Pantheon in 2020 and is a Partner in Pantheon’s Global Co-investment Team and a member of the Co-Investment Committee. Matt is responsible for sourcing, execution and monitoring co-investments in the U.S. Prior to joining Pantheon, Matt was a Managing Principal at GoldPoint Partners, where he was product head for the firm’s co-investment business and also responsible for evaluating and executing private equity fund investments and private credit transactions in North America and Europe. Previously, Matt was an Analyst in the Private Finance Group of New York Life, specializing in bank loans and private high-yield investments. Matt holds a BA with dual majors in Comparative Government and Spanish Language from Georgetown University, and an MBA from Columbia Business School. Matt is based in New York.

In addition, effective immediately, each SAI is revised as follows:

The tables in the section entitled “Portfolio Management” are revised to add the following information for Messrs. Ramasamy and Cashion, which is as of December 31, 2023:

Portfolio manager	Registered investment companies managed		Other pooled investment vehicles managed (world- wide)		Other accounts (world- wide)
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Dinesh Ramasamy	0	$0	47	$20.9 billion	48	$13.8 billion
Matt Cashion	0	$0	47	$20.9 billion	48	$13.8 billion

Portfolio manager	Registered investment companies managed for which the Adviser receives a performance-based fee		Other pooled investment vehicles managed (world- wide) for which the Adviser receives a performance-based fee		Other accounts (world- wide) for which the Adviser receives a performance-based fee
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Dinesh Ramasamy	0	$0	33	$16.6 billion	29	$8.1 billion
Matt Cashion	0	$0	33	$16.6 billion	29	$8.1 billion

The following is added as the second sentence in the first paragraph of the section entitled “Portfolio Management – Portfolio Manager Compensation and Securities Ownership”:

As of December 20, 2024, Messrs. Ramasamy and Cashion did not have any direct or indirect beneficial ownership of the Fund.

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